[redacted]

UNI
SECURITIES AND
Washin

11018439

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

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SEC FILE NUMBER
8-67296

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BURRILL MERCHANT ADVISORS GROUP, LLC, DBA BURRILL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMBARCADERO CENTER, SUITE 2700
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SILVERMAN (415) 591-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURR PILGER MAYER, INC.
(Name – *if individual, state last, first, middle name*)

100 PRINGLE AVE., #340 (Address) WALNUT CREEK (City) CA (State) 94596 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK SILVERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BURRILL MERCHANT ADVISORS GROUP, LLC, DBA BURRILL LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JEAN YANG
Commission # 1785912
Notary Public - California
San Francisco County
My Comm. Expires Jan 5, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURRILL MERCHANT ADVISORS GROUP, LLC,
DBA BURRILL LLC
(SEC I.D. No. 8-67296)

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

PUBLIC DOCUMENT

Filed pursuant to rule 17a-5(e) under the
Securities Exchange Act of 1934 as a public document.

BURRILL MERCHANT ADVISORS GROUP, LLC,
DBA BURRILL LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

Report of Independent Registered Public Accounting Firm

To the Members of
Burrill Merchant Advisors Group, LLC,
dba Burrill LLC:

We have audited the accompanying statement of financial condition of Burrill Merchant Advisors Group, LLC, dba Burrill LLC, (the Company) as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Burrill Merchant Advisors Group, LLC, dba Burrill LLC at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 of the financial statements, the Company has had numerous significant transactions with businesses affiliated with the Company.

Burr Pilger Mayer, Inc.

Walnut Creek, California
February 24, 2011

BURRILL MERCHANT ADVISORS GROUP, LLC,
DBA BURRILL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$	328,614
Restricted cash deposit		250,000
Accounts receivable, net of allowance for doubtful accounts of $117,000		189,097
Investment securities		120,533
Derivative instruments		55,021
Total assets	$	943,265

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	27,910
Related party payable		81,115
Deferred revenue		53,375
Total liabilities		162,400
Members' equity:		
Member contributions		310,500
Member distributions		(4,543,475)
Accumulated earnings		5,013,840
Total members' equity		780,865
Total liabilities and members' equity	$	943,265

The accompanying notes are an integral
part of these financial statements.

1. Organization and Nature of Business

Burrill Merchant Advisors Group, LLC, dba Burrill LLC (the Company or BMAG) was formed as a limited liability company duly organized under the laws of the State of Delaware on February 1, 2006 and commenced operations on August 17, 2006. The Company is a registered broker-dealer 100% owned by Burrill & Company (Burrill) that provides investment-banking services, consisting of merger and acquisition advisory services, arranging corporate financing for a retainer and success fee, sales of operating businesses, corporate financial and strategic advisory services and restructuring advisory services for private and public companies in the life science industry. In December 2010 the Company obtained a trading license from FINRA and began an institutional trading operation whereby commissions are earned on customer trades. The Company does not take possession of any client funds and all trades are cleared through an independent clearing broker. The Company's principal office is located in San Francisco, California. The Company became a registered member of the National Association of Securities Dealers, Inc. (now known as Financial Industry Regulatory Authority (FINRA)) on August 17, 2006.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds. Cash and cash equivalents are maintained at one major financial institution in the United States. Deposits held with banks may from time to time exceed the amount of insurance provided on such deposits.

Restricted Cash Deposit

The Company entered into a fully disclosed clearing agreement with Penson Financial Services, Inc. (Penson) after obtaining its trading license. The agreement requires the Company to deposit $250,000 in an account maintained by Penson and also requires that the minimum net capital requirement is $250,000 (see Note 4).

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable, which is determined based on historical collection experience and a review of the current status of the accounts receivable. At December 31, 2010, an allowance of $117,000 was established.

Continued

2. **Summary of Significant Accounting Policies**, continued

Investment Securities

The Company determines the appropriate classification of its investment securities at the time of purchase and reevaluates such determinations on each balance sheet date. Investment securities that are obtained and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of all securities is determined by quoted market prices. At December 31, 2010 all investment securities are classified as trading and are valued at $120,533. During 2010, the Company recognized unrealized gains totaling $67,220 associated with such trading securities.

Accounting Standards fair value measurements establish a framework for measuring fair value. This applies to all financial instruments that are measured and reported on a fair value basis. As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches.

Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1–Quoted market prices in active markets for identical assets.

Level 2–Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3–Unobservable inputs that are not corroborated by market data.

The Company's investment in NASDAQ common stock totaling $120,533 is classified as Level 1. The Company's derivative instrument totaling $55,021 is classified as Level 2.

2. **Summary of Significant Accounting Policies**, continued

Derivative Instruments

Derivative instruments are composed of warrants, expiring on August 31, 2012 and January 29, 2015. The initial round of expiring warrants is comprised of 142,110 warrants received as part of compensation for transaction services and was initially valued at $39,717 upon receipt in August 2007. The second round of expiring warrants is comprised of 270,000 warrants received as part of compensation for transaction services and was initially valued at $83,453 upon receipt in January 2010. At December 31, 2010, the estimated fair value of both warrants is $55,021. In accordance with accounting standards for derivative instruments and hedging activities, the derivatives are reported at fair market value with unrealized gains and losses included in the statement of income. During 2010 the Company recognized unrealized losses of $33,502 associated with the derivative.

Revenue Recognition and Deferred Revenue

Transaction success and service fees are recorded as revenue in the period in which milestones are achieved and the related services are performed in accordance with the applicable agreements. Cash received in advance of when the service is performed is treated as deferred revenue.

Income Taxes

Limited liability companies do not incur income taxes, except for an $800 minimum tax and a gross receipts fee paid by the LLC to the state of California that annually cannot exceed $11,790. All such minimum taxes and gross receipts fees are included in operating expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Related Party Transactions**

The Company's revenue is generated from agreements assigned from Burrill to the Company or negotiated with assistance from Burrill.

Effective July 25, 2006, BMAG entered into a one year management agreement with Burrill Capital Management, Inc. (BCMI), an entity owned by Burrill. The management agreement shall be extended for successive one year periods unless cancelled. BCMI charges the Company for its estimated share of salaries, related benefits, payroll taxes, rent, utilities, local telephone, equipment, furniture and fixtures, postage, and general office expenses needed for the Company to operate its business. For 2010, such charges approximated 15% of the above mentioned BCMI's expenses and totaled $683,053. Additionally, BMAG and BCMI have entered into an agreement whereby BCMI is compensated 25% of certain transaction revenue for services BCMI employees provided BMAG. Such amount totaled $202,812 during

Continued

3. **Related Party Transactions**, continued

2010. As of December 31, 2010, $81,115 was due to BCMI for such expenses. BMAG does not have any employees but rather relies on the services provided by BCMI and Burrill employees.

During September 2009 Burrill LLC and its sole shareholder Burrill & Company entered into a memo of understanding (MOU) with a third party entity to collaborate in providing services related to health care investment banking. The MOU was officially terminated in March 2010 and Burrill & Company subsequently hired two former employees of the other entity during the summer of 2010. A dispute arose between the parties to the MOU concerning the hiring of these employees. In November 2010 Burrill & Company, Burrill LLC and Burrill Capital Management, Inc. settled all litigation with the third party former employer including the dispute over the hiring of the employees. All settlement costs and legal fees associated with this matter were paid and recorded by the Company's sole shareholder Burrill & Company. Commencing in December 2010 the two employees began providing services to Burrill LLC which commenced recording compensation expense related to their services.

4. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the FINRA, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2010, the Company had net capital of $427,811 which was $327,811 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was .38.

5. **Subsequent Events**

In accordance with ASC 855 – Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through February 24, 2011, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in such financial statements.

ADDITIONAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Burrill Merchant Advisors Group, LLC,
dba Burrill LLC:

In planning and performing our audit of the financial statement of Burrill Merchant Advisors Group, LLC, dba Burrill LLC (the Company), as of December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
Walnut Creek, California
February 24, 2011